Exhibit 99.2

ELECTRA BATTERY MATERIALS CORPORATION

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE-AND-ACCESS NOTIFICATION

You are receiving this notification because Electra Battery Materials Corporation (the “Company”) has decided to use “notice-and-access” for delivery of proxy solicitation materials to its shareholders for its annual general and special meeting of shareholders (the “Meeting”) to be held on Tuesday, June 23, 2026. Under notice-and-access, shareholders still receive a proxy or voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the management information circular of the Company dated April 30, 2026 (the “Circular”), as well as the annual audited financial statements and the management’s discussion and analysis (collectively, the “Meeting Materials”), shareholders receive this notice with information on how they may access the Meeting Materials electronically through a website and under the Company’s SEDAR+ profile. This process directly benefits the Company through a substantial reduction in both postage and material costs and also helps the environment through a decrease in paper documents that are ultimately discarded. Under notice-and-access, proxy-related materials will be available for viewing for up to one (1) year from the date of posting, and a paper copy of the Meeting Materials can be requested at any time during this period.

All Shareholders are strongly encouraged to vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials. You are entitled to vote at the Meeting and any postponement or adjournment thereof if you owned Common Shares (as defined below) at the close of business on the record date of April 30, 2026.

MEETING DATE, TIME AND LOCATION:

Date:	Tuesday, June 23, 2026

Time:	10:00 a.m. (Toronto time)

Location:	Cassels Brock & Blackwell LLP, Suite 3200, Bay Adelaide Centre, North Tower, 40 Temperance Street, Toronto, Ontario, M5H 0B4

THE FOLLOWING MATTERS, ALL AS MORE PARTICULARLY DESCRIBED IN THE CIRCULAR, WILL BE REVIEWED AND VOTED ON AT THE MEETING:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2025, together with the report of the Auditors thereon;

2.	To appoint MNP LLP as the auditor of the Company for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the Auditor;

3.	To elect directors of the Company for the ensuing year;

4.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of Shareholders to approve the 2022 Amended and Restated LTIP, as more particularly described in the Circular;

5.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of Shareholders to approve the 2024 Employee Share Purchase Plan of the Company, as more particularly described in the Circular;

6.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders to ratify a previous grant of awards issued pursuant to the 2022 Amended and Restated LTIP, as more particularly described in the Circular;

7.	To consider and, if deemed advisable, to approve with or without variation, a special resolution authorizing an amendment to the articles of the Company to complete a reverse stock split (the “Reverse Split”) of the issued and outstanding common shares (the “Common Shares”) of the Company at a ratio of one (1) post-Reverse Split Common Share for between two (2) and six (6) pre-Reverse Split Common Shares, as determined by the Board of Directors of the Company in its sole discretion, if at all, and as more particularly described in the Circular; and

8.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

For detailed information regarding each of the above items of business, please refer to Part 2 of the Circular titled “Business of the Meeting”.

SHAREHOLDERS ARE REMINDED TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING. It is important that your Common Shares be represented at this Meeting to ensure a quorum is present. If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Circular and in the accompanying proxy or voting instruction form.

WEBSITES WHERE MEETING MATERIALS ARE POSTED:

The proxy-related materials for the Meeting or annual financial statements and management’s discussion and analysis may be viewed online at www.sedarplus.ca under the profile of the Company, or on the website of the Company at the following internet address:

https://www.electrabmc.com/investors/?scroll=agm.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS:

If you wish to receive a paper copy of the Meeting Materials, annual financial statements or management’s discussion and analysis or have questions about notice-and-access for the current Meeting, please call the Company’s transfer agent, TSX Trust Company, at 1-888-433-6443 or by email at tsxt-fulfilment@tmx.com. In order to receive a paper copy of the Meeting Materials in time to vote before the Meeting, your request should be received at least five (5) business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form. If you do request the Meeting Materials, please note that another proxy or voting instruction form will not be sent to you; please retain your current one enclosed for voting purposes. To obtain paper copies of the materials after the date of the Meeting, please contact the Company by: (i) mail to 133 Richmond Street West, Suite 602, Toronto, Ontario, M5H 2L3; or (ii) e-mail to info@ElectraBMC.com.

The Company will not use the procedure known as “stratification” in relation to the use of notice-and-access provisions. Stratification occurs when a reporting issuer using the notice-and-access provisions provides a paper copy of the Circular to certain shareholders with the notice package.

HOW TO VOTE YOUR COMMON SHARES:

Please follow the instructions accompanying the proxy or voting instruction form you received, and kindly ensure that you return your proxy no later than 10:00 a.m. (Toronto time) on Friday, June 19, 2026.

YOU CANNOT VOTE BY RETURNING THIS NOTICE

Registered shareholders can vote in person as noted above and by proxy in one of the following ways:

Internet

Go to www.meeting-vote.com and follow the instructions on the screen. You will need your control number, which appears below your name and address on the proxy form.

Fax and Email

Complete both sides of the proxy form, sign and date it and fax both sides to the Company’s transfer agent, TSX Trust Company, Attention: Proxy Department, to 416-607-7964 or scan and email to proxyvote@tmx.com.

Mail

Complete, sign and date the proxy form and return it in the envelope provided, or send it to: TSX Trust, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

Non-registered shareholders are asked to return their voting instructions using the methods set out on their voting instruction form or business reply envelope well in advance of the proxy deposit date noted on your voting instruction form.

Shareholders with questions about notice-and-access generally can call toll-free at 1-888-433-6443. Terms used but not otherwise defined herein have the meanings ascribed thereto in the Circular.

Dated at Toronto, Ontario, on April 30, 2026.

On Behalf of the Board of Directors

“Trent Mell”

Trent Mell

President, Chief Executive Officer and Director